SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 9



                              Hanover Direct, Inc.
                        --------------------------------
                                (Name of Issuer)

                        Common Stock, $0.66 2/3 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   440506 10 3
                        --------------------------------
                                 (CUSIP Number)

                               William B. Wachtel
                              Wachtel & Masyr, LLP
                              110 East 59th Street
                            New York, New York 10022
                                 (212) 909-9595
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2003
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 12 Pages

1.      NAME OF REPORTING PERSON

        Chelsey Capital Profit Sharing Plan

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

        13-3716218

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


                                                 (a){x}
                                                 (b){ }
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

        WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                            0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                            0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                            0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                            0 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        111,465,621 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES { }

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        50.6%

14.     TYPE OF REPORTING PERSON

        EP

1.      NAME OF REPORTING PERSON

        Chelsey Direct, LLC

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

        13-3716218

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                     (a){x}
                                                     (b){ }
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

        AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                            0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                            0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                            0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                            0 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        111,465,621 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES { }

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        50.6%

14.     TYPE OF REPORTING PERSON

        OO

1.      NAME OF REPORTING PERSON

        William B. Wachtel

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a){x}
                                                   (b){ }
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

        AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                            111,304,721 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                            0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                            111,304,721 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                            0 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        111,465,621 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        { }

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        50.6%

14.     TYPE OF REPORTING PERSON

        IN

1.      NAME OF REPORTING PERSON

        DSJ International Resources Ltd.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

        13-3716218

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a){x}
                                                       (b){ }
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

        N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                            0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                             0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                            0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                            0 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        111,465,621 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        { }

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        50.6%

14.     TYPE OF REPORTING PERSON

        CO, HC

1.      NAME OF REPORTING PERSON

        Stuart Feldman

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a){x}
                                                            (b){ }
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

        N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                            160,900 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                            0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                            160,900 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                            0 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        111,465,621 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        { }

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        50.6%

14.     TYPE OF REPORTING PERSON

        IN

Item 4.  Purpose of the Transaction

     Item 4 is hereby amended by the addition of the following paragraph before the last two paragraphs previously included in this Statement under such Item:

     As reported above, Chelsey LLC and the Issuer, on November 18, 2003, entered into the Recapitalization Agreement, a copy of which was previously filed as Exhibit S hereto (by incorporation by reference) and is incorporated herein by this reference. On November 30, 2003, the transactions contemplated by the Recapitalization Agreement were consummated. In addition, on November 25, 2003, Congress Financial Corporation, which provides a revolving line of credit to the Issuer, consented to the transactions between the Issuer and Chelsey LLC. For information as to the share exchange between the Issuer and Chelsey LLC, see the Reporting Persons' answer to Item 5 to this Statement. In addition, the number of directors was increased from eight to nine and Donald Hecht, a designee of Chelsey LLC, was elected to fill the vacancy. As a result, five of the current nine directors have been designated by Chelsey LLC. For information as to certain other agreements entered into by Chelsey LLC and Stuart Feldman, two of the Reporting Persons, in connection with the closing, see the Reporting Persons' answer to Item 6 to this Statement. In addition, the Issuer and Chelsey LLC delivered general releases to each other and entered into a stipulation of discontinuance to dismiss the previously reported law suit instituted by the Issuer against Chelsey LLC and Richemont Finance S.A.

Item 5.  Interest in Securities of the Issuer.

     (a) Prior to November 30, 2003, the Issuer reported a total of 138,315,800 shares of the Common Stock as outstanding and, as previously reported, the Reporting Persons owned an aggregate of 29,607,788 shares of the Common Stock or approximately 21.4% of the outstanding shares of the Common Stock. As a result of the exchange described in paragraph (c) of this Item 5 occurring on November 30, 2003, the Issuer reported a total of 220,173,633 shares of the Common Stock as outstanding as of that date and the Reporting Persons now own an aggregate of 111,465,621 shares of the Common Stock or approximately 50.6% of the shares of the Common Stock outstanding on November 30, 2003. In addition, as a result of the exchange, the Reporting Persons now own 564,819 shares of a newly-created Series C Participating Preferred Stock, $0.01 par value (the "Series C Preferred Stock"), of the Issuer. Such shares permit the holder to vote or consent with the holders of the Common Stock as a single class on all matters on which such holders of the Common Stock vote or consent and each share of the Series C Preferred Stock when so voting shall be entitled to 100 votes per share. Accordingly, as of the date hereof, the Reporting Persons could cast an aggregate of 167,786,621 votes on all matters on which stockholders vote, or approximately 60.6% of the total votes entitled to be cast (i.e., 276,655,533 votes consisting of 220,173,633 shares of the Common Stock with one vote per share and 564,819 shares of the Series C Preferred Stock with 100 votes per share). For information as to the voting rights and the other provisions of the Series C Preferred Stock, reference is made to the Issuer's Certificate of Designations, Powers, Preferences and Rights of the Series C Participating Preferred

Stock (the "Certificate"), a copy of which Certificate is hereby filed as Exhibit T to this Statement (by incorporation by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed on December 1, 2003) and which Certificate is incorporated herein by this reference.

     (b) Of the Reporting Persons, William B. Wachtel, as the Manager of Chelsey LLC, has the sole power to vote or to direct the disposition of 111,304,721 shares of the Common Stock and 564,819 shares of the Series C Preferred Stock and Stuart Feldman has the sole power to vote or to direct the disposition of 160,900 shares of the Common Stock.

     (c) The following paragraph is hereby added to paragraph (c) of this Item 5 before the paragraph previously included in this Statement by Amendment No. 7:

     On November 30, 2003, the Issuer consummated the transactions contemplated by the Recapitalization Agreement, a copy of which was previously filed as Exhibit S to this Statement (by incorporation by reference) and is incorporated herein by this reference. The Issuer exchanged all of the 1,622,111 shares of the Series B Preferred Stock held by Chelsey LLC for the issuance to Chelsey LLC of 564,819 shares of the Series C Preferred Stock and 81,857,833 additional shares of the Common Stock.

(d) Not applicable.

(e) Not applicable.

     Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended by the addition of the following three paragraphs before the last paragraph previously included in this Statement under such Item:

     In connection with the closing of the transactions contemplated by the Recapitalization Agreement, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with Chelsey LLC and Stuart Feldman whereby the Issuer agreed to provide, at its sole expense, two demand and unlimited piggyback registration rights with respect to resales by Chelsey LLC and Mr. Feldman of all shares of the Common Stock owned by Chelsey LLC and Mr. Feldman. A copy of the Registration Rights Agreement is hereby filed as Exhibit U to this Statement (by incorporation by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed on December 1, 2003)and is incorporated herein by this reference.

     In connection with the closing of the transactions contemplated by the Recapitalization Agreement, the Issuer, Chelsey LLC, Stuart Feldman, Regan Partners, L.P. (the "Regan Partners") Regan International Fund Limited (the "Regan Fund") and Basil P. Regan entered into a corporate governance agreement (the "Corporate Governance Agreement"), which provides for the election of directors for a period of two years from the closing, the constitution of the Transactions Committee, the constitution of other Committees of the Board, payment of expenses to non-employee directors and the selection of officers. A copy of the Corporate Governance Agreement is hereby filed as Exhibit V to this Statement (by incorporation by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed on December 1, 2003) and is incorporated herein by this reference.

     Simultaneously with the closing of the transactions contemplated by the Recapitalization Agreement, Chelsey LLC, Mr. Feldman, the Regan Partners, the Regan Fund and Basil P. Regan entered into a voting agreement (the "Voting Agreement") providing that each of them will vote any shares of the Issuer owned by them or any entity affiliated with them to effectuate the transactions contemplated by the Recapitalization Agreement, including the proposal to reduce the par value of the Common Stock from $.66-2/3 per share to $0.1 per share and to effectuate a reverse stock split in a ratio of 10 to 1. In addition, so long as the Regan Partners has a designee on the Board of Directors of the Issuer, the Regan Partners, the Regan Fund and Mr. Regan agreed to (1) notify Chelsey LLC at least 24 hours before any sale, transfer or disposition (with certain specified exceptions) of any of their shares of the Common Stock and (2) give Chelsey LLC the right to purchase such shares on terms no less favorable to Regan Partners than otherwise available to it from such third party. A copy of the Voting Agreement is hereby filed as Exhibit W to this Statement (by incorporation by reference to Exhibit 99.3 to the Insurer's Current Report on Form 8-K filed on December 1, 2003.

Item 7.  Material to be filed as Exhibits

     Exhibit A          Purchase and Sale Agreement dated as of May 19, 2003
                        between Richemont Finance S.A. and Chelsey Direct, LLC.
                        (previously filed)

     Exhibit B          Letter, dated July 7, 2003, from Mr. Thomas C. Shull to
                        Messieurs Johann Rupert and Stuart Feldman.
                        (previously filed)

     Exhibit C          Letter, dated July 11, 2003, from Chelsey Direct, LLC to
                        Mr. Thomas C. Shull. (previously filed)

     Exhibit D          Recapitalization of Hanover Direct, Inc. Summary of
                        Terms. (previously filed)

     Exhibit E          Hanover Direct, Inc. Summary of Key Points Made by
                        Chelsey Direct, LLC. August 7, 2003.(previously filed)

     Exhibit F          Letter, dated August 8, 2003, from Sarah Hewitt, Esq. of
                        Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover Direct, Inc., to Martin Nussbaum, Esq. of
                        Swidler Berlin Shereff Friedman, LLP, counsel to
                        Chelsey Direct, LLC. (previously filed)

     Exhibit G          Letter, dated August 11, 2003, from Martin
                        Nussbaum, Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC, to Sarah Hewitt, Esq.
                        of Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover Direct, Inc. (previously filed)

     Exhibit H          Letter, dated August 14, 2003, from Sarah Hewitt, Esq.
                        of Brown, Raysman, Millstein, Felder & Steiner LLP,
                        counsel to Hanover Direct, Inc. to Martin Nussbaum, Esq.
                        of Swidler Berlin Shereff Friedman, LLP, counsel to
                        Chelsey Direct, LLC. (Incorporated by reference to the
                        Issuer's Current Report on Form 8-K filed on August 18,
                        2003)

     Exhibit I Letter, dated September 2, 2003, from Martin Nussbaum, Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to Chelsey Direct, LLC, to Sarah Hewitt, Esq. of Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover Direct, Inc. (previously filed)

     Exhibit J          Letter Agreement dated May 19, 2003 by and between
                        Richemont Finance S.A. and Chelsey Direct, LLC.
                        (previously filed)

     Exhibit K          Escrow Agreement dated as of July 2, 2003 by and among
                        Richemont Finance S.A., Chelsey Direct LLC and JP Morgan
                        Chase Bank, as Escrow Agent. (previously filed)

     Exhibit L          Letter, dated September 4, 2003, from Sarah Hewitt, Esq.
                        of Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover Direct, Inc., to Martin Nussbaum,
                        Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to
                        Chelsey Direct, LLC. (previously filed)

     Exhibit M          Letter, dated September 8, 2003, from Martin Nussbaum,
                        Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to
                        Chelsey Direct, LLC, to Sarah Hewitt, Esq. of Brown,
                        Raysman, Millstein, Felder & Steiner LLP, counsel to
                        Hanover Direct, Inc. (previously filed)

     Exhibit N          Letter, dated September 2, 2003, from Sarah Hewitt, Esq.
                        of Brown, Raysman, Millstein, Felder & Steiner LLP, counsel to Hanover Direct, Inc., to Messrs. Stuart
                        Feldman and William B. Wachtel of Chelsey Direct, LLC and Mr. Eloy Michotte of Richemont Finance S.A.
                        (previously filed)

     Exhibit O          Letter, dated September 15, 2003, from Chelsey Direct,
                        LLC to Hanover Direct, Inc. (previously filed)

     Exhibit P          Certificate of the Designations, Powers, Preferences and
                        Rights of Series B Participating Preferred Stock of
                        Hanover Direct, Inc. (Incorporated by reference to the Issuer's Current Report on Form 8-K filed on
                        December 20, 2001)

     Exhibit Q          Consent, dated September 16, 2003, of Sole Stockholder
                        (previously filed)

     Exhibit R          Memorandum of Understanding dated November 10, 2003 by
                        and among Hanover Direct, Inc., Chelsey Direct, LLC and
                        Regan Partners, L.P. (Incorporated by reference to the Issuer's Current Report on Form 8-K filed on
                        November 10, 2003.)

     Exhibit S          Recapitalization Agreement dated as of November 18, 2003
                        by and between Hanover Direct, Inc. and Chelsey Direct,
                        LLC (Incorporated by reference to the Issuer's Current
                        Report on Form 8-K filed on November 19, 2003).

    Exhibit T           Certificate of Designations, Powers, Preferences and
                        Rights of Series C Participating Preferred Stock of
                        Hanover Direct, Inc. (Incorporated by reference to the Issuer's Current Report on Form 8-K filed on
                        December 1, 2003).

    Exhibit U           Registration Rights Agreement dated as of November 30,
                        2003 by and between Hanover Direct, Inc., Chelsey
                        Direct, LLC and Stuart Feldman
                        (Incorporated by reference to the Issuer's Current
                         Report on Form 8-K filed in December 1, 2003).

    Exhibit V Corporate Governance Agreement entered into as of November 30, 2003 by and among, Hanover Direct, LLC, Chelsey Direct, LLC, Stuart Feldman, Regan Partners, L.P., Regan International Fund Limited and
                        Basil P. Regan (Incorporated by reference to the Issuer's Current Report on Form 8-K filed on December 1, 2003).

    Exhibit W           Voting Agreement dated as of November 30, 2003 between
                        Chelsey Direct, LLC, Stuart Feldman, Regan Partners,
                        L.P., Regan International Fund Limited and Basil P.
                        Regan (Incorporated by reference to the Issuer's Current
                        Report on Form 8-K filed on December 1, 2003).

                                   Signatures

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Amendment No. 9 to the Statement on Schedule 13D is true, complete and correct.

Date: December 2, 2003
                                        Chelsey Capital Profit Sharing Plan

                                        By: /s/ William B. Wachtel
                                            William B. Wachtel, its Trustee



                                        Chelsey Direct, LLC

                                            By: /s/ William B. Wachtel
                                            William B. Wachtel, its Manager



                                            /s/ William B. Wachtel
                                            William B. Wachtel



                                        DSJ International Resources Ltd.

                                            By: /s/ Stuart Feldman
                                            Stuart Feldman, its President



                                            /s/ Stuart Feldman
                                            Stuart Feldman